Exhibit 99.8

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS 2014 ANNUAL RESULTS

VANCOUVER, B.C., Canada – 28 October 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company with operations in Southeast Asia and Tanzania, Africa, today announced the filing on SEDAR of its audited consolidated financial statements for the year ended 30 June 2014. Complete copies of these financial statements are available for download from the SEDAR website at www.sedar.com.

The Company incurred a net loss of $939,489 during the 2014 fiscal year compared to a net loss of $700,115 during the prior year, an increase of $239,374. The increase in loss was primarily due to the operations of the Company’s Norwegian subsidiary, Visionaire Energy AS (“VEN”) and its two affiliated companies. The Company uses the equity method to account for its portion of the operations of these affiliates and recorded a loss of $311,972 during the 2014 fiscal year while in the prior year, the Company recorded an income of $37,143. The Company had a loss per share of $0.01 in both 2014 and 2013 fiscal years.

As announced on 16 September 2014, the Company agreed to sell its 51% interest in VEN for total consideration of US$1,200,000 to Visionaire Invest AS that owns the other 49% of VEN. The effective date of the sale is set in the agreement at 30 June 2014. The operations of VEN and its affiliates are therefore classified as discontinued operations held for sale. The Company’s investment in its Norwegian subsidiary was reflected at $862,375 on 30 June 2013 and the carrying value of the investment decreased to $559,068 by 30 June 2014. The sale of VEN is subject to the approval from the shareholders of the Company at the Company's annual general meeting scheduled for 5 December 2014.

As at 30 June 2014, the Company's consolidated financial statements reflect a working capital deficit of $693,794. This represents a decrease in the working capital deficit of $50,898 compared to the 30 June 2013 working capital deficit of $744,692. Cash used in operating activities during the 2014 fiscal year totaled $533,013 compared to $189,464 in the prior year. The Company was able to generate more funds in the 2014 fiscal year and make the relevant payments towards its administrative costs. Cash from investing activities during the 2014 fiscal year was $1,219 whereas there was $15,544 expended on such activities during the prior year. Financing activities provided $42,948 in the 2013 fiscal year compared to $761,517 during the 2014 fiscal year primarily from a $750,000 loan that was converted to equity subsequent to 30 June 2014.

The Company also filed on SEDAR its annual reserves report for 2014 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”. Complete copies of the reserves report are available for download from the SEDAR website, www.sedar.com.

On behalf of the Company,

Robert V. Rudman, C.A.
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.